Exhibit 99.9

Number: BC1397468

CERTIFICATE

OF

INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that 1397468 B.C. LTD. was incorporated under the Business Corporations Act on January 23, 2023 at 02:51 PM Pacific Time.

ELECTRONIC CERTIFICATE	Issued under my hand at Victoria, British Columbia On January 23, 2023 T.K. SPARKS Registrar of Companies Province of British Columbia Canada